

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

Mail Stop 7010

July 21, 2006

Edward Gildea, Chairman, President
      and Chief Executive Officer
Converted Organics, Inc.
7A Commercial Wharf West
Boston, MA 02110

     Re: Converted Organics, Inc.
             Registration Statement on Form SB-2
             Filed June 21, 2006
             File No. 333-135174

Dear Mr. Gildea:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. You appear to be engaged in a firm commitment offering of securities. Please note that your underwriter's commissions are subject to NASD prior to effectiveness.

2. We note your disclosure throughout the prospectus that the public warrants may not be exercisable at a future date if a current registration statement for the underlying shares is not available at such time. Please clarify your disclosure in this regard. We note that the current registration statement covers the offer and sale of the public warrants and the shares underlying such

warrants.

3. We note that after 30 days, Paulson Investment Company will determine when separate trading of the warrants will occur. In an appropriate place in the registration statement, disclose the factors to be considered in making such determination.

Prospectus Summary, page 1
Our Company, page 1

4. Throughout your filing, you use terms such as "high value" natural fertilizer and "premium pricing." Please provide supplemental support for such statements or remove them from the registration statement.

Risk Factors, page 4

5. Please provide a risk factor to indicate that your auditors have raised substantially doubt regarding your ability to continue as a going concern.

6. We note your risk factor regarding the bond issuance as a prerequisite for your offering. According to your disclosure, the current securities offering would not occur if the bond offering is not completed simultaneously. Please consider excluding the risk factor about your bond issuance as the securities offering would not occur if the bond issuance fails to progress.

Dilution, page 17

7. We note your disclosure on page 3 explaining that all references to the "per share price" of any units sold refers to the price of the common share contained in a unit, with no value allocated to the Class A and Class B warrants. Similarly, preceding your dilution table, you explain that you have allocated the full purchase price of a unit to the share of common stock included in the unit. Please disclose the basis under which you have assigned no value to the warrants that are also included in the unit; and for attributing the unit price entirely to the common share. Also address the implications on the relevancy of the resulting measures in preparing your disclosures in this manner.

8. Tell us how you have calculated the number of shares to be purchased by the Bridge investors at 303,000, given the information in your disclosure under Note 5 on page F-11.

Plan of Distribution, page 18

9. Please disclose clearly in the introduction that you currently have no

operations and no revenue from any source.

Liquidity and Capital Resources, page 20

10. We note that subsequent to the offering and the bond issuance, you plan to
pay approximately $2.0 million in current liabilities from the proceeds of the
equity offering. Please elaborate regarding the specific liabilities to which
you refer. We note your disclosure in the use of proceeds section.

Proposed Business, page 23

11. In an appropriate place, please disclose the duration and effect of all patents
and licenses held.

Environmental Benefits of Our Business Model, page 23

12. In your comparison of methods for managing food waste, you list
environmental impacts. However, the discussion does not seem to include
balanced negatives for Converted Organics. Based upon your website, it
appears that Converted Organics would use both electricity and natural gas in
its production. Additionally, one of the by-products appears to be waste water
or sewage. Please revise accordingly.

Business Strategy, page 27

13. In your discussion of a New York City site, you indicate that you will be able
to capture 75,000 tons of waste per year in your 15,000 ton per year facility.
Please advise regarding this difference.

Fertilizer Products, page 28

14. Please cite to the university laboratory studies that you discuss in support of
the efficacy of your product. Additionally, please note whether any of the
studies are published, peer-reviewed or subject to scrutiny. Likewise, please
confirm that such studies are publicly available for free or for a de minimis
amount.

Company History, page 33

15. Provide a thorough history of the company including history of predecessors
as required by Item 101 of Regulation S-B.

Related Party Transactions, page 40

16. You indicate that you intend to distribute a total of $300,000 of the proceeds of this offering to officers, directors and consultants for compensation accrued and not paid. Please provide the exact amounts of compensation accrued and unpaid for each named individual. In addition, please expand your disclosure in the Use of Proceeds section to describe the named individuals and amounts to be repaid with respect to the "shareholder loans."

17. Please tell us whether the amounts invoiced by Weston Solutions were paid or whether the amounts are still unpaid.

Transfer Agent, Warrant Agent and Registrar, page 44

18. In a future amendment, please include the name of your transfer agent.

Underwriting, page 47

19. Please remove the term "certain" from this section and describe in detail the legal matters to be approved of and the conditions in question.

Legal Matters, page 47

20. Please remove the term "certain" from this section and describe in detail the legal matters to be passed upon.

Where You can Find More Information, page 50

21. We note that you indicate that the statements contained in your prospectus are qualified in all respects to the contents of other documents. Please remove the qualification. Investors should be entitled to rely upon the information contained in your prospectus.

Financial Statements

22. We see that your interim information is limited to the quarter ended March 31, 2006; and the cumulative inception to date activity. The guidance in Item 310(b) of Regulation S-B would ordinarily also require income statements and statements of cash flows for the comparable interim period of the preceding fiscal year.

Note 1 – Significant Accounting Policies

Nature of Operations, page F-8

23. We note that you merged with Mining Organics Management LLC (MOM LLC), and Mining Organics Harlem River Rail Yard LLC (HRRY LLC), in

February 2006. Please expand your disclosure to discuss the following:

(a) the nature of your business, as well as the businesses of MOM LLC and HRRY LLC, prior to the mergers;

(b) details about your relationship to MOM LLC and HRRY LLC prior to the mergers, sufficient to understand why accounting for the mergers as a recapitalization is appropriate under the circumstances;

(c) the way in which the mergers were structured, including any monetary or non-monetary consideration conveyed in completing the merger.

It should be clear from your disclosure how you were able to obtain MOM LLC by issuing shares only to "…members of HRRY LLC," as indicated in your disclosure under Note 6 on page F-12. Further, please provide us with your analysis supporting your determination that SAB 54 applies to these transactions; and describing the manner by which you have applied this guidance in preparing your financial statements.

Note 6 – Owners' Equity (Deficit), page F-12

24. We note that you issued 733,333 shares to your founders for no cash consideration. Please expand your disclosure to describe any non-monetary consideration given in exchange for the shares; your rationale for issuing these shares should be clear. Please also expand your disclosure to describe the relationship between your founders and the prior owners of MOM LLC and HRRY LLC.

Note 10 – Subsequent Events, page F-13

Stock Option Plan, page F-13

25. We note your disclosure explaining that as of June 15, 2006 you had outstanding options to purchase 643,000 shares of your common stock at an average exercise price of $3.75 per share, which vested on the date of grant.

Please expand your disclosure to include the date of grant, a description of your approach for valuing the options, and the amount and timing of expense recognition. If you referenced a fair value for your common shares other than the expected offering price in valuing the options, submit an explanation of your rationale.
On a related point, we note your disclosure in Note 5 on page F-11 that you issued bridge equity units to bridge noteholders with a value of $500,000. Please tell us the approach taken in determining the value of these units.

Part II

Item 25. Other Expenses of Issuance and Distribution, page II-2

26. The category you have labeled as "Miscellaneous" seem to represent a substantial sum of the expenses. Please break down the category further to specifically detail the expenses entailed in Miscellaneous.

Item 26. Recent Sales of Unregistered Securities, page II-2

27. Please disclose the value of the services rendered in exchange for the issuance of 689,999 shares of common stock to management and other founders. Please also discuss the amount of loan fees extinguished through your issuance of 43,334 shares of common stock on February 2006. See Item 701(c).

28. Tell us in detail how the 2006 Stock Option Plan meets the requirements of Rule 701 pursuant to Item 701(d). Please also provide details on option exercise pursuant to the 2006 Stock Option Plan.

Item 17. Exhibits, page II-3
Exhibit 5.1 - Legality opinion

29. In the next amendment, please include the legality opinion of Holland & Knight. Note that we may have additional comments.

Exhibit 10.10 – IBR Plan License Agreement dated July 15, 2003

30. We note that you have included the IBR Plan License Agreement and have redacted portions of the document pursuant to a Confidential Treatment Request. We have no yet received your request. Please advise.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

July 21, 2006
page 7

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-

Advisor, at (202) 551-3334, Tangela Richter, Branch Chief, at (202) 551-3685, or me at (202) 551-3745 with any other questions.

Sincerely,

Roger Schwall
Assistant Director